
SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C. 203 SECTION

SECURI  OMMISSION

07003085

AG 3/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43202

FACING PAGE
Information Required of Brokers and dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2006** AND ENDING **DECEMBER 31, 2006**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Winchester Group, Inc.

FOR OFFICIAL USE ONLY
*FIRM I.D.*__________

ADDRESS OF PRINCIPLE PLACE OF BUSINESS:
The Citicorp Center
153 East 53rd Street, Suite 5101
New York, NY 10022

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Clare Nolan **212/ 486-8181**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Schwinger, Simon & Co., P.C., Certified Public Accountants
155 West 68th Street, Suite 23B
New York, NY 10023

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

CHECK ONE:
x **Certified Public Accountant**
_ **Public Accountant**
_ **Accountant not resident in United State or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

SCHWINGER, SIMON & CO., P.C.
Certified Public Accountants

OATH OR AFFIRMATION

I, **Irvine L. Cherashore** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **The Winchester Group Inc.**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

CLARE NOLAN
NOTARY PUBLIC, STATE OF NEW YORK
No. 01NO6131460
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES AUG. 1, 2009



Signature



Title



Notary Public

This report** contains:

- (a) Facing Page
- (b) Statement of Financial Condition
- (c) Statement of Income (Loss)
- (d) Statement of Cash Flows
- (e) Statement of Changes in Sole Proprietor's Equity
- (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Under Rule 15c3-3
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with respect to methods of consolidation
- (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of filing, see Section 240.17a-5(e)(3)*

THE WINCHESTER GROUP, INC.

Financial Statements and Schedules

December 31, 2006

(With Independent Auditor's Report Thereon)

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

Independent Auditor's Report

The Board of Directors and Stockholders
The Winchester Group, Inc.

We have audited the accompanying statement of financial condition of The Winchester Group, Inc. as of December 31, 2006 and the related statements of operations, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects the financial position of The Winchester Group, Inc. at December 31, 2006 and the results of their operations and it's cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statement taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and in our opinion, is fairly stated in all material aspects in relation to the financial statements taken as a whole.



Schwinger, Simon & Co., P.C.

February 15 , 2006

Exhibit "A"

THE WINCHESTER GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
Cash and Cash Equivalents		673,517
Receivables:		
Investment management financial advisor fees		686,304
Property and Equipment - net of depreciation		12,174
Other Assets		18,822
TOTAL ASSETS		1,390,817
LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts Payable, accrued expenses payable and income taxes payable		721,424
Liabilities subordinated to claims of general creditors		180,000
Contingent liabilities - off balance sheet risk see notes		-
		909,393
STOCKHOLDERS' EQUITY		
Common Stock, No par value (1,000 shares authorized; 100 shares issued and outstanding)	20,000	
Additional paid-in capital	90,726	
Retained Earnings	406,573	
Total	517,299	
Less: 21 Shares held in Treasury at cost	(35,875)	
TOTAL STOCKHOLDERS' EQUITY		481,424
TOTAL LIABILITIES, SUBORDINATED LIABILITIES AND STOCKHOLDERS' EQUITY		1,390,817

See accompanying notes to financial statements

Exhibit "B"

THE WINCHESTER GROUP, INC.
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEAR ENDED DECMBER 31, 2006

REVENUES	
Commissions	2,213,241
Investment management and Financial Advisor Fees	2,712,142
Interest and Dividends	46,188
Other	149,335
TOTAL REVENUES	5,120,906
EXPENSES	
Employee and Director Compensation and Benefits	3,649,413
Floor Brokerage exchange and clearing fees	436,364
Rent and occupancy	212,462
Communications	32,897
Marketing and information services	214,486
Interest	23,426
Professional fees	103,926
Depreciation and Amortization	13,746
Office and other	269,589
TOTAL EXPENSES	4,956,309
NET OPERATING PROFIT	164,597
LESS: Income Taxes	94,270
NET PROFIT FOR THE YEAR	70,327
ACCUMULATED RETAINED EARNINGS - JANUARY 1, 2006	336,246
ACCUMULATED RETAINED EARNINGS - DECEMBER 31, 2006	406,573

See accompanying notes to financial statements

Exhibit C"

THE WINCHESTER GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TREASURY STOCK	ACCUMULATED RETAINED EARNING	TOTAL
BALANCE – BEGINNING	20,000	90,726	(35,875)	336,246	411,097
NET PROFIT FOR THE YEAR				70,327	70,327
BALANCE AT DECEMBER 31, 2006	20,000	90,726	(35,875)	406,573	481,424

See accompanying notes to financial statements

Exhibit D"

THE WINCHESTER GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31,2006

	SUBORDINATED CASH BORROWINGS
Balance – Beginning	180,000
Subordinated Cash Borrowings	-0-
Subordinated Cash Borrowings	-0-
Balance – December 31, 2006	180,000

See accompanying notes to financial statements

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

Exhibit "E"

THE WINCHESTER GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Profit for the Year	70,327
Adjustments to reconcile net loss	
to net cash used by operating activities	
Depreciation and Amortization	13,746
Changes in Assets and Liabilities:	
Iincrease in receivables	(118,966)
Increase in accounts payable and accrued expenses	79,656
Decrease in Other Assets	7,425
NET CASH FLOWS FROM OPERATING ACTIVITIES	52,188
NET CASH USED IN INVESTING ACTIVITIES	
Acquisition of Fixed Assets	(12,695)
CASH FLOWS FROM FINANCING ACTIVITIES	
Subordinated cash borrowings	-0-
NET CASH FLOWS FROM FINANCING ACTIVITIES	-0-
DECREASE IN NET CASH AND EQUIVALENTS	39,493
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	634,024
CASH AND CASH EQUIVALENTS, END OF YEAR	673,517

See accompanying notes to financial statements

THE WINCHESTER GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15C3-1
DECEMBER 31, 2006

CREDIT FACTORS:		
Stockholders' equity		481,424
Subordinated Cash Borrowings allowable for net capital		180,000
TOTAL CREDIT FACTORS		661,424
DEBIT FACTORS		
Receivables not allowable	686,304	
Other assets not allowable	30,996	
Haircuts - Money Fund - 2%	12,337	
Offset Payable Vs.Receivable	(411,782)	
TOTAL DEBIT FACTORS		317,855
NET CAPITAL		343,569
LESS: Minimum capital requirement (6 2/3% of Aggregate indebtedn 729,393)		48,626
EXCESS NET CAPITAL		294,943

CAPITAL RATIO:

Aggregate indebtedness	729,393	
Divided by net capital	343,569	212%

See accompanying notes to financial statements

THE WINCHESTER GROUP, INC.
Reconciliation of the Computation of Net Capital,
Per Uniform Net Capital Rule 15c3-1 included in
the Company's corresponding Unaudited Form X-17A-5
Report Pursuant to Rule 17a-5(d)
As at December 31, 2006

Net capital - per Company's unaudited X-17A-5 Part II A Filing	350,093
Net capital per report pursuant to Rule 17a-5(d)	343,569
Difference - Adjustment of Accrued Taxes and Expenses	6,524

See accompanying notes to financial statements

Schedule 3

THE WINCHESTER GROUP, INC.
Computation For Determining Reserve Requirements
And information Relating to
Possession or Control Requirements
Pursuant to Securties Exchange Rule 15c3-3
As at December 31, 2006

Pursuant to Securties Exchange Rule 15c3-3 the Company claims exemption to said rule as defined in paragraph (k)(2)(ii) of rule 15c3-3

See accompanying notes to financial statements

(1) Significant Accounting Policies and Practices

A. Business and Organization

The Winchester Group, Inc. (or "Company") is a registered broker and dealer in securities and investment advisor under the Securities Exchange Act of 1934.

The Company, beginning September 27, 1991, conducts such activities as institutional stock brokerage, investment management and corporate finance.

B. Cash Equivalents

Cash Equivalents are carried at cost, which approximates market value and includes principally interest bearing deposits at brokers and money market instruments of less than 91-day maturity wherever applicable.

C. Fee Income

Investment Banking Fees of a contingent nature are recognized as revenue upon successful completion of the transaction. Assets advisory fees are recognized ratably as the income is earned.

(2) Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Commission. See Schedule 1.

(3) Liabilities Subordinated to Claims of General Creditors

The subordination agreements between the lenders and the corporation have been approved by the National Association of Security Dealers, and are thus available for net capital purposes. On May 30, 2001, the Company borrowed $75,000 – under two separate subordination agreements, each in the amount of $37,500.00. The notes matured on May 31, 2004. and were renewed for two years. The company borrowed an additional $105,000 on October 15, 2004 pursuant to the subordination agreements as approved by the National Association of Security Dealers. The interest is payable semi-annually at a rate of 10.00% per annum.

(4) Off Balance Sheet Risk

There are no existing risks of accounting losses.

(5) Lease Commitments

The Company is currently obligated under a non-cancelable sub-lease agreement for office space expiring December 31, 2008 providing for minimum annual rentals of $210,312. The agreement provided for an allowance of the first 5 months rent free. This allowance totaling $87,620 is reflected as deferred rent costs of the term of the sublease. As of December 31, 2006 the deferred rent amounted to $44,626 and is recorded as a current liability. The sublease is subject to cancellation by either party upon receipt of six months notice of cancellation request. The Company has begun discussions with the sub-lessor for possible extension or other changes in agreement negotiation

(6) Employee Profits Sharing Plan

In December of 1991, the company initiated a profit sharing plan for the benefit of its employees with annual contributions allocated to participants based on compensation level. In the opinion of the Company and counsel for the Company, it has adequately provided for the contribution to the plan for the year 2006.

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

New York Office:
155 West 68 St., Suite 23B
New York, New York 10023
Tel 212-721-1952
Fax 212-496-1970

New Jersey Office:
1530 Palisade Avenue
Fort Lee, New Jersey 07024
Tel 201-944-6805
Fax 201-944-6741

Aaron Schwinger, C.P. A.
Leonard Simon, C.P. A.

The Board of Directors and Stockholders
The Winchester Group, Inc.

In our audit of the financial statements of The Winchester Group, Inc.(the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine auditing procedures deemed necessary for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control system.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including evaluation of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in (1) making the periodic computations of aggregate indebtedness (or aggregate debits) and the net capital under Rule 17a-3(a)(11); 15c3-3(e); and (2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) the procedures for determining the compliance with exempted provisions of Rule 15c3-3. We did not review the practices and procedures for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the previous paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to evaluate whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are protected against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Owing to the inherent limitations of any internal control system or the practices and procedures referred to above, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate due to changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing the assigned function. However, we noted no matters involving the internal control structure including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, no facts came to out attention that would indicate the condition of the exemption from Rule 15c3-3 had not been complied with during the period.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluations, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., the Securities Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Schwinger, Simon & Co., P.C.

February 15, 2007

SCHWINGER,
SIMON & CO., P.C.
Certified Public Accountants

END